Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

February 24, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jan Woo, Esq., Legal Branch Chief

Edwin Kim, Esq., Staff Attorney

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

Re:	Coursera, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted February 5, 2021

CIK No. 0001651562

Ladies and Gentlemen:

On behalf of Coursera, Inc. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated February 22, 2021 (the “Comment Letter”), relating to the Registrant’s Draft Registration Statement on Form S-1, confidentially submitted on February 5, 2021 (the “Draft Registration Statement”).

The Registrant is concurrently confidentially submitting an amended Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of the Amended DRS marked to show all changes from the Draft Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.

U.S. Securities and Exchange Commission

February 24, 2021

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

Form S-1/A DRS filed February 5, 2021

Prospectus Summary, page 1

1.

We note your response to prior comment 2 regarding how you calculate Learners and Registered Learners. With respect to Registered Learners, please clarify how you determine whether any Registered Learners are active users of your platform. It is not clear, for example, if a Learner that registered years ago and had not logged on or been a paid user for years would still be included in these amounts. Further, please clarify that the Registered Learners measure is not a measure of active engagement.

Response: In response to the Staff’s comment, disclosure has been added to clarify that registered learners include those who engage in a variety of activities, including opening an email from the Registrant, browsing offerings on the platform, watching lectures, or enrolling in guided projects or courses, and that not all registered learners are active at any given time or over any given period. Disclosure has also been added to clarify that the registered learners measure is not intended as a measure of active engagement.

The Registrant respectfully submits that it believes that the overall number of registered learners is a valuable indicator of future demand for its paid offerings, due to a high level of engagement among these registered learners (as detailed below) and its ongoing introduction of new content and credentials. In this regard, the Registrant respectfully notes that as disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Attractive Cohort Characteristics”: (a) of 2020 cash receipts from Consumer offerings, 50% came from learners who were registered on the platform as of December 31, 2019; and (b) in 2019 and 2020, approximately 59% and 50% of new Degrees students were previously registered learners, respectively. Further, the Registrant notes that its oldest registrant cohorts continue to contribute substantially to its business. For example, the Registrant respectfully notes that new Degrees students coming from its registered learner base spanned cohorts originating over many years, as illustrated in the chart under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Attractive Cohort Characteristics—Degrees.”

U.S. Securities and Exchange Commission

February 24, 2021

Risk Factors

Our amended and restated charter that will be in effect upon the closing of this offering will designate the Court of Chancery …, page 67

2.

We note your response to prior comment 3 regarding your exclusive forum provision. Please clarify whether derivative lawsuits that are based on Exchange Act claims would be subject to the exclusive forum provision and if they would be heard in District of Delaware in federal court.

Response: In response to the Staff’s comment, additional disclosure has been added under “Risk Factors—Our amended and restated charter and bylaws that will be in effect upon the closing of this offering will designate the Court of Chancery …” to clarify that the exclusive forum provision does not designate the Court of Chancery as the exclusive forum for derivative actions based on Exchange Act claims as there is exclusive federal jurisdiction for such actions, and that the provision instead designates the federal district court for the District of Delaware for such actions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non GAAP Financial Measures, page 90

3.

With respect to each non-GAAP measure, disclose with equal or greater prominence the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The requested revisions have been made to disclose with equal or greater prominence the GAAP financial measures most directly comparable to the corresponding non-GAAP financial measures.

Results of Operations

Comparison of Years ended December 31, 2019 and 2020, page 94

4.

We note that you added a discussion of several key metrics that address trends in the number of Enterprise customers. However, the presentation still does not explain how your revenues are impacted by changes in the average number of seats per subscription or the price per seat for these subscriptions. Please expand the discussion of revenues to clearly explain the changes in revenues due to price and volume changes for each of your segments. Refer to Financial Reporting Codification 501.04 for guidance.

U.S. Securities and Exchange Commission

February 24, 2021

Response: In response to the Staff’s comment, the Registrant has added disclosure to clarify the magnitude and relative impact of the material factors contributing to the changes in revenue for each of the Registrant’s reportable segments. Specifically, disclosure has been added to clarify that the increase in Enterprise segment revenue from 2019 to 2020 was primarily attributable to new customers and to a lesser extent, existing customers, and to provide quantification of the same. With respect to the Registrant’s Consumer segment, disclosure has been added to quantify the contribution that new learners who registered in 2020 had on the growth in Consumer revenue, alongside disclosure of the revenue retained from previous years’ cohorts. Finally, with respect to the Registrant’s Degrees segment, disclosure has been added to quantify the impact that the increase in the number of Degrees students in 2020 had on the growth in Degrees revenue, when compared to 2019.

The Registrant respectfully submits that it believes such disclosure is consistent with the requirements of 501.04 of the Codification of Financial Reporting Releases to describe material changes in revenue. Instruction 4 to Item 303(a) requires a discussion of the causes of material changes from year-to-year in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole.” The Registrant has identified three Key Business Metrics, disclosed within the Registration Statement, that are used by management to help evaluate the Registrant’s business and growth trends, establish budgets, measure the effectiveness of the Registrant’s sales and marketing efforts, and assess operational efficiencies. Each one of these three Key Business Metrics is associated with one of the Registrant’s reportable segments. The number of registered learners, number of Paid Enterprise Customers, and number of Degrees students are each an important indicator of the growth of the Registrant’s Consumer, Enterprise, and Degrees segments, respectively. The Registrant believes these Key Business Metrics (each one a measure of volume), and the historical trends thereof, highlight that volume is the primary driver of the historical growth within the Registrant’s revenue and as a result, the Registrant has supplemented its disclosures to describe how volume (new registered learners, new Paid Enterprise Customers, and an increase in the number of Degrees students) has contributed to material changes in each of its reportable segment revenue.

U.S. Securities and Exchange Commission

February 24, 2021

Financial Statements

Note 9. Stockholders’ Deficit, page F-24

5.

Refer to your response to comment 21. We note that you issued $130 million of Series F preferred shares for $17.00 per share at the time of the June 2020 valuation. Please supplementally confirm the date of issuance of this series of preferred shares and the share price received. Due to the proximity of this preferred stock issuance, which terms require a one-for-one conversion into common stock at the time of an IPO, and your decision to pursue an IPO a few months subsequent the issuance, it appears that this issuance of preferred shares would provide an important basis for determining the fair value of your common stock at the time. Please tell us, in detail, why this was only used as a reasonableness check against the PWERM approach and not used as an indication of the fair value of your common stock at the time of issuance for your June 2020 valuation and the reason why this issuance did not have a greater impact on your determination of fair value as of September 2020, which you determined to be only $15.17.

Response:

The Registrant respectively advises the Staff that the Series F preferred shares were issued between July 7, 2020 and July 20, 2020, all at $17.00 per share.

The Registrant additionally clarifies to the Staff that the Probability-Weighted Expected Return Method (“PWERM”) approach within the June 2020 valuation utilized a hybrid PWERM backsolve by referencing the Series F preferred stock issuance as an indication of the fair value of the Registrant’s preferred stock in order to determine the common stock fair value and the implied total enterprise value of the Registrant as of the valuation date. The lower common stock value relative to the preferred stock value as of each valuation date was primarily attributable to the continued weighting of a remain-private scenario which involves a lower common stock value per share due to the senior rights and preferences of the preferred stock as compared to common stock. The continued weighting of the remain-private scenario was primarily due to the uncertainty of sustained growth initially experienced during the COVID-19 pandemic and lack of formally contemplated initial public offering (“IPO”) plans, as detailed further in the discussion below.

June 2020 valuation

There were two scenarios considered within the PWERM, which collectively utilized a hybrid PWERM backsolve considering the Series F preferred stock issuance:

1.	a scenario involving an IPO/merger/acquisition on/around June 2021 (probability of 40%) (“Scenario 1”) and

2.	a remain-private scenario (probability of 60%) (“Scenario 2”).

U.S. Securities and Exchange Commission

February 24, 2021

Each scenario leveraged different approaches to determine enterprise value. Scenario 1 utilized the public company market multiple method (“PCMMM”), a form of the market approach, and Scenario 2 utilized a hybrid method involving both the income approach and the PCMMM market approach. Under Scenario 1, weighting the completion of an IPO/merger/acquisition scenario at 100.0%, without the discount for lack of marketability (“DLOM”) and excluding consideration of private transactions, the fair value of the Registrant’s preferred stock and common stock would have been $17.29 per share. Scenario 1 assumes preferred stock and common stock have the same value given the terms of the preferred stock require a one-for-one conversion into common stock in an IPO/merger/acquisition.

Under Scenario 2, without the DLOM and excluding consideration of private transactions, the fair value of the Registrant’s preferred stock would have been $16.81 per share. Unlike Scenario 1, Scenario 2 assumes common stock and preferred stock retain different values given that preferred stock has senior rights and preferences to common stock in a remain private scenario (see below for further discussion on the rights and preferences).

After applying the probability weighting of 40.0% and 60.0% to Scenarios 1 and 2, respectively, the resulting per share preferred stock amounts were $6.92 and $10.08, respectively, which the combination of these two scenarios substantially reconciles to the $17.00 per share preferred stock amount per the Series F preferred stock issuance in July 2020.

The rights and preferences of the Series F preferred stock, including dividend rights, liquidation preferences, board representation rights, and conversion rights, are significantly different from the rights associated with the common stock. As the rights and preferences of the Series F stockholders do not accrue to the benefit of the common stockholders, the value of the preferred stock is not necessarily equal to the value of the shares of common stock. Within Scenario 2 (the remain-private scenario), the enterprise value was determined and then allocated among the multiple classes of stock outstanding based on the liquidation preferences. As a significant amount of the enterprise value was allocated to the outstanding classes of preferred stock prior to any allocation to common stock, the value of the common stock was significantly discounted in comparison to the value of Series F preferred stock due to the difference in the liquidation preferences. As a result of the difference in rights between preferred and common stock under the remain-private Scenario 2, without the DLOM and excluding consideration of private transactions, the fair value of the Registrant’s common stock would have been $7.96 per share.

U.S. Securities and Exchange Commission

February 24, 2021

As noted above, the Registrant had initially observed an increase in demand for its products as a result of circumstances arising from the COVID-19 pandemic. However, as of the June 2020 valuation, it was unclear whether this was just a near-term reaction to pandemic-related virtual circumstances and there was significant uncertainty as to whether this sudden growth trend was sustainable. This uncertainty resulted in continued difficulty surrounding the reliability of long-term projections of operational and financial results. In addition, the Registrant did not engage with potential underwriters until late November 2020, subsequent to the September 2020 valuation, and as such, did not initiate formal plans for an IPO until approximately five months after the June 2020 valuation date. Therefore, there was significant uncertainty as of the June 2020 valuation date surrounding the possibility of an IPO. The Registrant incorporated an estimate for the probability of an IPO/merger/acquisition scenario within the June 2020 valuation reflective of this uncertainty.

After applying the probability weighting of 40.0% and 60.0% to Scenarios 1 and 2, respectively, and a DLOM, the common stock fair value per share as of the June 2020 valuation would have been $9.29 per share. Upon 35.0% weighting of private transactions, the common stock fair value per share increased to $10.05. The Registrant concluded the fair value of its common stock was $10.05 per share as of June 30, 2020. The inputs above and resulting common stock fair value per share amount as of June 30, 2020 are summarized below:

PWERM Inputs			Series F Preferred Stock		Common Stock
Scenarios	Scenario Probability	Time to Event (Years)	Marketable Value Per Share	Probability- Weighted Value	Marketable Value Per Share	DLOM	Non-Marketable Value Per Share	Probability- Weighted Value
1) IPO/M&A	40.0%	1.00	$17.29	$6.92	$17.29	17.5%	$14.27	$5.71
2) Remain Private	60.0%	2.00	16.81	10.08	7.96	25.0%	5.97	3.58

				$17.00				$9.29
						Value per share		$9.29

	Common Stock Value	Weighting	Weighted Share Value
Concluded common stock value from PWERM Analysis	$9.29	65.0%	$6.04
Value per common stock related private transactions	11.46	35.0%	4.01

Concluded value per share after consideration of private transactions			$10.05

U.S. Securities and Exchange Commission

February 24, 2021

September 2020 Valuation

Under Scenario 1 within the September 2020 valuation, weighting the completion of an IPO/merger/acquisition at 100.0%, without the DLOM and excluding consideration of private transactions, the fair value of the Registrant’s preferred stock and common stock would have been $23.66 per share, which is significantly higher than the $17.00 preferred stock per share amount in the Series F issuance in July 2020.

Under Scenario 2, without the DLOM and excluding consideration of private transactions, the fair value of the Registrant’s common stock was calculated to be $11.06 per share as a result of the difference in rights between preferred and common stock, as noted above.

As of the September 2020 valuation, the Registrant faced continued uncertainty of sustained growth initially experienced during the COVID-19 pandemic. Additionally, there were still no formal contemplated IPO plans or any discussions with underwriters surrounding a potential IPO. As such, there was significant uncertainty as of the September 2020 valuation surrounding the possibility of an IPO. The Registrant incorporated an estimate for the probability of an IPO/merger/acquisition scenario within the September 2020 valuation reflective of this uncertainty.

After applying the probability weighting of 50.0% to each of Scenarios 1 and 2, respectively, and a DLOM, the common stock fair value per share as of the September 2020 valuation would have been $14.20 per share. Upon 35.0% weighting of private secondary transactions, the common stock fair value per share increased to $15.17. The Registrant concluded the fair value of its common stock was $15.17 per share as of September 30, 2020.

The inputs above and resulting common stock fair value per share amount as of September 30, 2020 are summarized below:

PWERM Inputs			Common Stock
Scenarios	Scenario Probability	Time to Event (Years)	Marketable Value Per Share	DLOM	Non-Marketable Value Per Share	Probability- Weighted Value
1) IPO/M&A	50.0%	0.75	$23.66	15.0%	$20.11	$10.06
2) Remain Private	50.0%	2.00	11.06	25.0%	8.30	4.14

						$14.20
				Value per share		$14.20

U.S. Securities and Exchange Commission

February 24, 2021

	Common Stock Value	Weighting	Weighted Share Value
Concluded common stock value from PWERM Analysis	$14.20	65.0%	$9.23
Value per common stock related to private transactions	16.97	35.0%	5.94

Concluded value per share after consideration of private transactions			$15.17

The Registrant respectfully advises the Staff that given all of the factors above, the Registrant has appropriately considered the July 2020 Series F preferred shares issuance and believes that the common stock fair values of $10.05 and $15.17 per share as of June 30, 2020 and September 30, 2020, respectively, were appropriate based on the information known to management as of each valuation date.

*****

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Amended DRS, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Anne T. Cappel

Alan F. Denenberg